Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company:

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company")

1920, 800 - 5th Avenue S.W.

Calgary, AB T2P 3T6

2.	Date of Material Change:

September 10, 2013

3.	Document:

Press release issued on September 10, 2013 by, or on behalf of, Bellatrix and disseminated through Canada Newswire.

4.	Summary of Material Change:

Grafton Energy Co I Ltd. ("Grafton") has elected to exercise an option to increase its committed capital investment by an additional $100 million on the same terms and conditions as the previously announced joint venture (the "Joint Venture") to accelerate development on a portion of Bellatrix's extensive undeveloped land holdings.

5.	Full Description of Material Change:

Grafton has elected to exercise an option to increase its committed capital investment by an additional $100 million on the same terms and conditions as the previously Joint Venture to accelerate development on a portion of Bellatrix's extensive undeveloped land holdings.

The Joint Venture is in Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the amended agreement, Grafton will contribute 82%, or $200 million, to the $244 million Joint Venture to participate in an expected 58 Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% return) on the total program, reverting to 33% of Bellatrix's working interest ("WI") after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty on Bellatrix's pre-Joint Venture working interest. Grafton also has an additional one-time option within 2 months of the effective date to increase its exposure by an additional $50 million on the same terms and conditions. The effective date of the agreement is July 1, 2013 and has a term of 2 years. If the $50 million option is exercised, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital.

All amounts in this document are in Canadian dollars unless otherwise identified.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, please contact

Edward J. Brown
Executive Vice President, Finance and Chief Financial Officer
Telephone: (403) 750-2655
Fax: (403) 264-8163

9.	Date of Report:

September 13, 2013